Exhibit 3.8

TELECOM ITALIA MEDIA S.P.A.

Special meeting of savings shareholders of 3 July 2015

Supplementary report of the common representative of the savings shareholders

English Translation of Italian Original

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Supplementary report of the common representative of the savings shareholders in preparation for the special meeting of the savings shareholders to be held on

3 July in Rozzano (MI)

The undersigned Common Representative of the Savings Shareholders of Telecom Italia Media considers it advisable to publish this Supplementary Report in order to:

a)	update the shareholders on the development of his work, in particular, on what he did also as a consequence of the request formulated by shareholder Aime for the Agenda to be supplemented;

b)	provide the information specified in the aforementioned request for the Agenda to be supplemented;

c)	provide a first comment on the "considerations" document published late yesterday afternoon on the Company's website.

Data and information asked of the Company for the request to supplement the Agenda

A)	Data and information regarding the attempt to proceed to formulate a proposal for settlement with the company, also at the request of the shareholder who requested the supplementation of the Agenda.

The undersigned Common Representative asked the Company for a meeting to present the requests of the savings shareholders and to test if any space really exists for an extrajudicial settlement of the dispute.

The meeting took place on Monday 22 June last, in Rome. The Common Representative was assisted by two of the three members of the legal team that provide support pursuant to the mandate received from the shareholders (Prof. Guizzi and Mr. Cappiello) The heads of the corporate functions of both Telecom Italia Media and parent company Telecom Italia, with their legal counsels, were present at the meeting.

On that occasion, I set out the most "immediate" reasons why we believe that the exchange ratios are not fair and correct, and solely at the direct behest of the Company - which gave as the reason for this request the need to report to the board - expressed the possible content of a draft settlement that might represent a reasonable solution for the savings shareholders. Compensation in the form of cash (or shares) was requested. Upon that occasion I confined myself to just one of what in truth were several different possible criteria, namely the payment of a settlement in cash of the order of 0.20 Euros per share (to translate this into a total figure, this would equate to a sum of approximately 1,000,000 Euros).

The position of the BoD was published yesterday afternoon, and is known by now. In substance, the Board totally and prejudicially rejects the possibility of any settlement, and entrenched this view:

As for the procedure for a resolution:

-	given the alleged existence of an impartial opinion dated 18 March 2015 by Professors PierGaetano and Carlo Marchetti (which so far as the Common Representative is aware has not been published and which he in any event is not informed of);

-	by the legal advisors used by the Company (documentation that does not appear to have been published);

-	by the Board Committee competent for the question of transactions with related parties (composed of all the independent directors of the Company), documentation which it is not certain has been published in full, and - for the part that is known - which the shareholders have already complained of, contending that it only meets the legal provisions in a formal sense, not substantially;

2)	as for the exchange ratios set, given the fact that its fairness has allegedly been attested by as many as four independent financial experts, of whom:

-	two appointed by the Board Committee of the Company (Equita SIM S.p.A. and Prof. Stefano Caselli), the text of which is known, although it is not certain that it has been published in full;

-	two appointed by the Board of Directors of Telecom Italia S.p.A. (Citigroup Global Markets Ltd and Studio Tasca), who were totally unknown to the shareholders;

-	and confirmed by the independent expert appointed by the Milan Court, Reconta Ernst & Young S.p.A., on which a variety of reservations may be formulated, above all since their report cites a long series of documents that have not been made available to the shareholders.

Although not explicitly indicated in the "considerations" document published last night on the company website, it appears to the undersigned Common Representative of the Savings Shareholders of Telecom Italia Media that the BoD continues to have in mind the content of the impartial opinion issued on 24 March 2015 by Professors PierGaetano and Carlo Marchetti which denies that the savings shareholders can lawfully oppose the merger by not approving it, based on some considerations which to the Common Representative (and to many shareholders) seem to be highly debatable, legally, since the conclusions reached by the writers of this opinion are based on arithmetical calculations that are certainly incorrect and/or incomplete.

B)	Request for a Detailed Report on the use of the common fund

While thanking the shareholder for the question posed, the Common Representative of the Savings Shareholders of Telecom Italia Media considers that it is advisable to make clear the following:

1)	The only amount of said fund already paid to protect the category is the sum paid for the publication of the announcement in Sole 24 Ore on 29.05.2015, as imposed on him by the resolution of the shareholders' meeting on 27 April 2015. The cost of this publication has already been indicated in the original Report of the Common Representative, and totals 17,000.00 Euros + the legally applicable VAT (and hence a total of 20,740.00 Euros).

2)	The other costs incurred to date concern modest bank commissions and tax expenses on the current account into which Telecom Italia Media deposited the whole sum of the 200,000 Euro fund. To date, the total sum of the costs debited to this account for those reasons is 7.53 Euros;

3)	The expenses "committed" at the moment are represented by the fees of the Legal Team that is assisting the Common Representative pursuant to the mandate received from the shareholders, and the team of experts that is assisting both the Common Representative and the Legal Team.

To date, these sums have not been definitively quantified, since the Common Representative was not objectively able to predict the type, level and quantity of work that the various professionals involved would have to do to protect the category.

As for the names of the professionals involved in protecting the interests of the savings shareholders, it should be recalled that the members of the "Legal Team" were appointed not by the Common Representative but directly by the Shareholders' meeting held on 27 April 2015. The Curricula Vitae of Prof. Giuseppe Guizzi and Mr. Raffaele Cappiello had already been annexed to the request for supplementation of the agenda for the shareholders' meeting held on 27 April by Mr. Bandieramonte, shareholder, which also included the appointment of the Legal Team, while the Curriculum Vitae of Mr. Paolo Venturini was delivered to the Secretary of the Shareholders' Meeting but was not then published. I would therefore ask the Board to publish this CV, eventually as an annex to this Supplementary Report.

As for the "Team of Experts", the Common Representative contacted University Professors of great renown (one a lawyer and the other a chartered accountant) who have already carried out a considerable part of their work but who have not to date actually received a true professional mandate.

The Common Representative considers that it will be possible to define the amount of assistance provided by both the legal team and the team of experts, in concrete terms, after the shareholders' meeting has been held on 3 July 2015. The Common Representative ensures that he will review the issue of the fees to be paid to the professionals who assist him, also with the shareholders present at the shareholders' meeting, also to ensure that the shareholders are able to quantify, correctly and without excess, the amount by which the Expense Fund must be topped up, and this too will be the object of a resolution of the shareholders.

Notes made by the Common Representative of the Savings Shareholders regarding the considerations of the Board on the proposal of "Topping up of the fund set up for the expenses needed to protect the common interests"

The Board decided to request an impartial opinion from Prof. Mario Notari, Notary Public (not yet published) in which the legal expert allegedly stated, in his conclusions:

a)	that the resolution to increase the expense fund would be annullable, since it would constitute, at the same time, an abuse of power (towards the minority) and an excess of power (towards the company and the shareholders as a whole), "deriving from the excessive and incongruous amount of the fund itself, compared to the value of the shares, the compensation claimed and the time required for the Company to recover it";

b)	that "any resolution to attribute the management of the savings shareholders' fund and the related judicial and extrajudicial proceedings against the Company, to the current common representative, also after the merger and until all the related activities have been completed, would equally be qualifiable as annullable, insofar as it would be against the imperative laws that regulate the organisation of the savings shareholders and the common representative".

With reference to point a), it must be made clear that it certainly is true that Mr. Iemmi, shareholder, indicated an increase amounting to 800,000 Euro, but this indication was not a real proposed resolution, much less a binding one. Besides, the majority at the shareholders' meeting may decide on a different amount, including one notably smaller, and so the alleged danger is wholly premature.

With reference to point b), the undersigned Common Representative of the Savings Shareholders of Telecom Italia Media can only wait for the publication of the impartial opinion of Prof. Mario Notari, Notary Public, to know the detail of the arguments considered.

Regarding this, I will confine myself here to pointing out that the conclusion of the opinion that has been made known, if true, strengthens the detriment which the TIMedia savings shareholders risk suffering, since as an effect of the merger their position, after conversion into Telecom savings shareholders, would end by being assigned to the care of a subject who would then find itself in an "institutional" conflict of interest in the same category. Any initiative aimed at obtaining a review that improves the exchange ratio would in fact cause a different balance within the category of Telecom saving shareholders post-merger, to the overall detriment of the group of Telecom savings shareholders that could be labelled the "original" shareholders, and hence it would be impossible for the common representative to satisfy both interests ( that of the savings shareholders' originating from Telecom who would be interested in maintaining the approved exchange ratio and that of the savings shareholders originating from TIMedia who would have in interest in it being found to be unfair). In conclusion, it is precisely the argument put forward by the BoD of TIMedia that confirms the existence of an ineluctable prejudice, also in terms of the category's substantial loss of the capacity to react, with remedies of a collective nature, to the unfairness of the exchange ratio, strengthening the existence of the necessary prerequisites, regarding the ineluctable nature of the danger, for the purposes of any initiative to suspend the resolution approving the merger project, intended to prevent the signature of the act of merger.

Milan, 26.06.2015

The Common Representative of the savings Shareholders of Telecom Italia Media Mr. Dario Romano Radaelli

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